U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for October, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____ No __X__

ENCLOSURES: SASOL LIMITED | GRANT OF SHARE AWARD TO
PRESCRIBED OFFICER OF SASOL LIMITED

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:       JSE: SOL                NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896      US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code:    ZAE000151817
(“Sasol” or “Company”)

GRANT OF SHARE AWARD TO PRESCRIBED OFFICER OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Listings Requirements, Sasol hereby announces that the undermentioned participant in the Sasol Long-Term Incentive Plan (“the
Plan” and/or “LTI”, as appropriate), has been granted an on-appointment conditional share award. This on-appointment conditional share award is to partly offset the unvested shares forfeited with her previous employer upon accepting the appointment with Sasol and is seen as a “buy-out award”.

The Board or the Sasol Remuneration Committee, as necessary, approved the on-appointment share award made on 6 October 2020. 100% of the award is subject to the achievement of corporate performance targets which are to be achieved over the performance period. In terms of the rules of the Plan, the participant may decline such an award within ten days after the award date, failing which the award will be deemed to have been accepted 1.

The rules of the LTI Plan are available on the Sasol website www.sasol.com.
Award date:
6 October 2020
Deemed acceptance date:
16 October 2020
Vesting periods:
Of the LTIs that meet the corporate performance
conditions, 50% will vest after 3 years, and the
balance after 5 years
Class of securities:
Sasol ordinary shares
Nature of transaction:
On-appointment LTI Award (off-market)
Market value per share*
R123,03
Nature and extent of interest:
Direct beneficial
Surname and
initials
Designation
Company
Number
of
shares
Total value of
the
transaction
(ZAR)**
Mabelane, P
Prescribed
Officer
Sasol Limited 88 393 10 874 990,97

The necessary clearance to deal has been obtained for all the transactions set out above in terms of paragraph 3.66 of the JSE Listings Requirements.
1  A further announcement will be made if the participant declines the award.
* Strike price per share is nil. The price per share indicated is the closing price of the Sasol ordinary share on 5 October 2020, the day before the grant was made (R123,03, in the case of Sasol ordinary shares) which was used to calculate the number of shares.
** The total transaction value is the price per share multiplied by the number of Sasol ordinary shares awarded. The final gain to the employee will be subject to the conditions of the award being achieved as well as the share price on the vesting date.

6 October 2020
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 October 2020
By: /s/ M M L Mokoka
Name:
M M L Mokoka
Title:
Company Secretary